UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62958/September 21, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13916

In the Matter of	:	
	:	ORDER ON MOTION AND MAKING
SINTEC CO. LTD.	:	FINDINGS AND REVOKING REGISTRATION
	:	BY DEFAULT
	:	

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on June 1, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Sintec Co. Ltd. (Sintec) is a Korean company with a class of securities registered with the Commission that has failed to file required periodic reports. I postponed the hearing and a later scheduled telephonic prehearing conference at the request of the Division of Enforcement (Division), which was seeking to serve the OIP at a location in Bucheon City, Republic of Korea (South Korea).[1]

Service

Rule 141(a)(2)(iv) of the Commission's Rules of Practice provides that:

Notice of a proceeding to a person in a foreign country may be made by any method specified in paragraph (a)(2) of this rule, or by any other method reasonably calculated to give notice, provided that the method of service used is not prohibited by the law of the foreign country.

Rule 141(a)(2)(ii) of the Commission's Rules of Practice, incorporating Paragraph (a)(2)(i), provides that service on a corporation may be made by delivery to an officer or agent authorized to receive notice, or by sending a copy addressed to the most recent address shown on the entity's most

---

[1] According to the Bureau of Consular Affairs, U.S. Department of State, at travel.state.gov, on September 18, 2010, the country is the Republic of Korea (South Korea).

recent filing with the Commission by U.S. Postal Service certified, registered, or Express Mail and obtaining a confirmation of attempted delivery.

According to a Motion for Default and Brief in Support (Default Motion) that the Division filed on September 2, 2010, the Division did not seek to serve the OIP by registered mail because South Korea objects to service in that manner and personal service was not available because in South Korea all service is handled by the courts. The Division argues that its efforts to achieve service are valid by sending a copy addressed to the most recent address shown on the entity's most recent filing with the Commission.

The Default Motion states that the Commission's Office of International Affairs requested that the Ministry of Court Administration of South Korea (Korean Authority) achieve service on Sintec in South Korea pursuant to the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters (the Hague Convention), 20 U.S.T. 361, T.I.A.S. 6638, 658 U.N.T.A. 163 (1964). South Korea is a signatory to the Hague Convention. The Default Motion states that the Korean Authority attempted service on Sintec on June 28, 2010, at: (1) the address in South Korea shown on Sintec's last filing with the Commission, a Form 20-F for the period ended December 31, 2001, filed on September 27, 2002; (2) the address of Sintec's research and development center; and (3) the address of Sintec's president. These attempts at delivery are supported by three packages of material that include the OIP in English and Korean with cover sheets showing the "Bucheon Branch Court of Inchon District Court Response To the U.S. Court Commissioning the Request." Each package has the same Case Number: 2010 Ruh 12, but one is Corresponding Number: 2010-D-339, another is Corresponding Number: 2010-D-240, and the third is Corresponding Number: 2010-D-341. The packages each contain a Certificate showing that service was attempted on June 28, 2010. The three Certificates are marked "Address Unknown," "Moved," or "Attempted but Address Unknown." Each package also contains a sworn Certificate of Accuracy from Legal Interpreting Services, Inc.

Ruling

I find that Sintec was served with the OIP on June 28, 2010, pursuant to Commission Rule of Practice 141(a)(2) because the Commission sent the OIP to the address on Sintec's most recent Commission filing and the Commission has employed methods reasonably calculated to achieve service not prohibited by the laws of South Korea.

I find further that Sintec is in default because it has not filed an Answer or otherwise defended the proceedings and that the allegations in the OIP are true and, accordingly, grant the Default Motion. See 17 C.F.R. §§ 201.155(a), .220(f).

Sintec, stock symbol SINJF, Central Index Key No. 1133512, is a Korean corporation located in Bucheon City, South Korea, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Sintec is delinquent in its periodic filings with the Commission having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2001, which reported a net loss of $1,057,707 for the prior year. As of May 19, 2010, Sintec's common stock was quoted on the Pink Sheets operated by Pink OTC Markets Inc., had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Sintec is delinquent in its periodic filings with the Commission, has repeatedly failed to meet its obligations to file timely periodic reports, and through its failure to maintain a valid address on file with the Commission as required by Commission rules, failed to receive the delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations.

Section 12(j) of the Exchange Act provides that the Commission may, as it deems necessary or appropriate for the protection of investors, deny, suspend the effective date of, suspend for a period not to exceed twelve months, or revoke the registration of a security, if the Commission finds that the issuer has failed to comply with any provision of the Exchange Act or Exchange Act rules. By the actions described above, Sintec has violated Section 13(a) of the Exchange Act and Exchange Act Rule 13a-1 that require issuers with securities registered pursuant to Section 12(g) to file annual reports and Exchange Act Rule 13a-16 that requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

Order

Accordingly, pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of each class of registered securities of Sintec Co. Ltd. is REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge